NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

May 25, 2023

Securities and Exchange Commission

Washington, D.C. 20549

RE: Nutriband Inc.

SEC Comment Letter dated March 24, 2023

Form 8-K

Filed January 5, 2023

File No. 333-237724

Dear Sir/Madam:

This letter is to supplement the comment response filed on April 6, 2023, by the Company to the Commission’s comment letter dated February 24, 2023 in this matter.

On May 24, 2023, the Company terminated the Securities Facility Services Agreement, effective January 5, 2023, by and between MERJ DEP Ltd and the Company, providing for the dual listing on the Seychelles Securities Exchange of the Company’s shares of common stock (which have traded on the Nasdaq Capital Market since October 1, 2021). The draft of the Form 8-K/A amendment to our Current Report on Form 8-K, filed January 5, 2023, is an attachment to this correspondence.

We would appreciate the Commission’s review of the draft Form 8-K/A, as promptly as possible, as this should be filed no later than Wednesday, August 31, 2023.

Yours truly,

NUTRIBAND INC.

By:	/s/ Gareth Sheridan
Gareth Sheridan
Chief Executive Officer

ATTTACHMENT- Draft Form 8-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):January 5, 2023

Nutriband Inc.

Nevada	000-55654	81-1118176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 S. Orange Ave. Suite 1500 Orlando, Florida	32801
(Address of Principal Executive Offices)	(Zip Code)

(407) 377-6695

Registrant’s Telephone Number, Including Area Code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	NTRB	The Nasdaq Stock Market LLC
Warrants	NTRBW	The Nasdaq Stock Market LLC

Item 7.01. Regulation FD Disclosure.

On May 24, 2023, the Company terminated the Securities Facility Services Agreement, entered into on January 5, 2023, by and between MERJ DEP Ltd and the Company (“Agreement”), which provided for the dual listing of the Company’s common stock (NASDAQ:NTRB) additionally on the Seychelles Securities Exchange. The dual listing on the Seychelles Securities Exchange was only available to and accessible by non-U.S. and Canadian holders of our common stock. With the termination of the dual listing of the Company’s common stock on the Seychelles Securities Exchange, our non-U.S. stockholders will not be able to take advantage of this alternative listing in the future.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

NUTRIBAND INC.

Date: May 25, 2023	By:	/s/ Gareth Sheridan
R: Gareth Sheridan
Chief Executive Officer

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